THE EUROPEAN WARRANT FUND, INC
N-SAR Filing dated 03/31/2004

Item 77Q1

77B

The Independent Auditor Report is attached.

77C

Annual Meeting of Shareholders

The Fund held its annual meeting of Shareholders on June 25, 2003. 14,585,366.037 common shares were outstanding on May 1, 2003, the record date for shares eligible to vote at the meeting. 9,162,967.994 (62.823% of the record date common shares) were represented at the meeting. The matters below were voted by the Shareholders. Shareholders did not approve Proposal II.

Proposal I: The election of Bernard Spilko and Harvey Kaplan as Class III Directors of the Fund. Nominees for Class III Director Number of Shares


Elected by All Shareholders                                             Affirmative     Withheld
Bernard Spilko . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7,427,585   1,735,383
Harvey Kaplan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8,093,890    1,069,079

Messrs. Antoine Bernheim, Thomas J. Gibbons, Robert S. Matthews, and Martin Vogel continue in office as directors.

Proposal II: Revision of the fundamental investment policy of the Fund regarding concentration.

Affirmative 3,320,220
Against 916,306
Abstain 64,271
Broker Non-votes 4,862,171

A Special Meeting of Stockholders ("Special Meeting") of the Fund was held on March 24, 2004. The Special Meeting was adjourned to April 28, 2004 to permit stockholders further time to respond to the solicitation of proxies. The purpose of the Special Meeting is to ask stockholders to consider the following proposals: election of directors if the conversion occurs, approval of conversion of the fund from a closed- end investment company to an open-end investment company, approval of revisions to investment objective and certain fundamental investment policies, approval of 12b-1 plan, and approval of new investment advisory agreement. These proposals are more fully described in the Proxy Statement, dated February 11, 2004.